Filed by Public Storage

(Commission File No. 001-33519)

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed Pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies: Life Storage, Inc. (Commission File No. 001-13820)

and Life Storage LP (Commission File No. 000-24071)

The following is an excerpt from a transcript of Public Storage’s Q4 2022 Earnings Call held on February 22, 2023:

This transcript was prepared by a third party and has not been independently verified by Public Storage and may contain errors.

Joseph D. Russell, Jr. (President and Chief Executive Officer of Public Storage):

. . .

As announced separately, we made a proposal to acquire Life Storage at a substantial premium after several attempts to engage in negotiations privately. I’d like to highlight a few important reasons why we think this combination is poised to unlock superior growth and value creation for shareholders.

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First, there is a significant opportunity to accelerate growth and profitability as Life Storage’s portfolio benefits from Public Storage’s industry-leading brand. Our platform achieves approximately 80% same-store operating margins compared to Life Storage’s margins at approximately 73%, and we see an opportunity to narrow that gap with their real estate assets as part of our industry-leading platform.

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Second, we believe there is significant upside to grow revenues and earnings in our respective ancillary business lines, including storage insurance, third-party property management, business customer offerings, and lending.

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Third, we see expanded portfolio growth opportunities as we leverage Public Storage’s fully integrated in-house development team – the only one of its kind in the industry – to capitalize on additional development and redevelopment opportunities and enhance Life Storage’s existing portfolio.

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Finally, all of this would be supported by an industry-leading balance sheet with low pro forma leverage, an advantaged cost of capital, and significant capacity to fund future growth in conjunction with retained cash flow.

Since announcing the proposal, we have received overwhelmingly positive feedback from both companies’ shareholders who clearly recognize the significant benefits uniquely achievable through a combination with Public Storage.

As you likely saw, on February 16th, Life Storage issued its own press release rejecting our proposal. Nothing in that response changed our thinking. We have a high level of conviction in the strategic and financial merits and we are committed to pursuing a potential combination. We are encouraged that in their February 16 release, Life Storage indicated openness to opportunities to enhance shareholder value. We look forward to engaging in good-faith discussions regarding a mutually agreeable combination.

While we appreciate that analysts and shareholders have ongoing questions with respect to our proposal, the purpose of today’s call is to discuss our fourth quarter earnings and outlook for 2023. As such we will not be addressing questions related to the proposal.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include statements relating to any possible transaction between Public Storage and Life Storage, expectations regarding outlook and all underlying assumptions, expected acquisition, disposition, development and redevelopment activity, supply and demand for self-storage facilities, information relating to operating trends in markets where Public Storage and Life Storage operate, expectations regarding operating expenses, including property tax changes, expectations regarding the impacts from inflation and a potential future recession, Public Storage’s strategic priorities, expectations with respect to financing activities, rental rates, cap rates and yields, leasing expectations, Public Storage’s and Life Storage’s credit ratings, and all other statements other than statements of historical fact. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” and similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Public Storage’s or Life Storage’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may impact future results and performance include, but are not limited to those factors and risks described in Part 1, Item 1A, “Risk Factors” in Public Storage’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) for the year ended December 31, 2022, in Life Storage’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2021 and in other filings with the SEC. These include, but are not limited to: (i) the ultimate outcome of any possible transaction between Public Storage and Life Storage, including the possibility that Life Storage will reject the proposed transaction with Public Storage; (ii) uncertainties as to whether Life Storage will cooperate with Public Storage regarding the proposed transaction; (iii) the effect of the announcement of the proposed transaction on the ability of Public Storage and Life Storage to operate their respective businesses and retain and hire key personnel and to maintain favorable business relationships; (iv) the timing of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction (including any necessary shareholder approvals); (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) changes in demand for Public Storage’s or Life Storage’s facilities; (viii) impacts of natural disasters, adverse changes in laws and regulations including governing property tax, evictions, rental rates, minimum wage levels, and insurance, adverse economic effects from the COVID-19 pandemic, international military conflicts, or similar events impacting public health and/or economic activity; (ix) increases in the costs of Public Storage’s or Life Storage’s primary customer acquisition channels; (x) adverse impacts to Public Storage or Life Storage and their respective customers from inflation, unfavorable foreign currency rate fluctuations, changes in federal or state tax laws related to the taxation of REITs; and (xi) security breaches, including ransomware, or a failure of Public Storage’s or Life Storage’s respective networks, systems or technology.

Additional Information

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to a proposal which Public Storage has made for an acquisition of Life Storage. In furtherance of this proposal and subject to future developments, Public Storage (and, if a negotiated transaction is agreed, Life Storage) may file one or more registration statements, proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Public Storage and/or Life Storage may file with the SEC in connection with the proposed transaction.

Investors and security holders of Public Storage and Life Storage are urged to read the proxy statement(s), registration statement, prospectus and/or other documents filed with the SEC carefully in their entirety if and when they become available as they will contain important information about the proposed transaction. Any definitive proxy statement(s) or prospectus(es) (if and when available) will be mailed to stockholders of Public Storage and/or Life Storage, as applicable. Investors and security holders will be able to obtain free copies of these documents (if and when available) and other documents filed with the SEC by Public Storage through the website maintained by the SEC at http://www.sec.gov.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Public Storage and its trustees and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. You can find information about Public Storage’s executive officers and trustees in Public Storage’s definitive proxy statement filed with the SEC on March 18, 2022 and Annual Report on Form 10-K filed with the SEC on February 21, 2023. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements or other documents filed with the SEC if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at http://www.sec.gov.